

Mail Stop 4561

April 7, 2016

Mr. T. Robert Christ
Chief Financial Officer
ALJ Regional Holdings, Inc.
244 Madison Avenue, PMB #358
New York, NY 10016

> **Re:** **ALJ Regional Holdings, Inc.**
> **Amendment No. 1 to Form 10-12B**
> **Filed March 28, 2016**
> **File No. 001-37689**

Dear Mr. Christ:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 29, 2016 letter.

Item 1A. Risk Factors

"Some of our officers do not devote all of their time to us . . . ," page 15

1.   We note your response to comment 5 and the added disclosure that you believe your executive officers devote "sufficient amounts of time" to your business notwithstanding their outside business commitments. Please revise this risk factor to describe with greater specificity the amount of time Messrs. Ravich and Christ devote to your business, for example using a range of hours on a weekly or monthly basis. Alternatively, provide us in your response with further explanation of why more specific disclosure in this regard is not material information for investors.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Concentrations

Faneuil, page 21

2.   We note your response to comment 1 relating to Faneuil's contracts with its largest customer for fiscal 2015. Please provide further support for the assertion that you are not substantially dependent on either of Faneuil's contracts with the state agency that accounted for approximately 24.4% of your total consolidated net revenue fiscal 2015. In this regard, please tell us whether the contracts pursuant to which Faneuil provides manual and electronic tolling operations for this same customer are interrelated. Please also explain further how the fact that "Faneuil provides similar manual and electronic tolling operations support for at least eight other customers," as you advise in your response, supports the determination that you are not substantially dependent on your contracts with Faneuil's largest customer.

Item 6. Executive Compensation, page 40

3.   We note your response to comment 7 that you have filed all management contracts with your named executive officers as exhibits. Please note that Item 601(b)(10)(iii)(A) of Regulation S-K also requires the filing of management contracts with other executive officers "unless immaterial in amount or significance." While it is not clear that you have a contract with Mr. Christ, it appears that you do have one with Mr. Chesin. Please file the contract(s) accordingly or advise.

Item 10. Recent Sales of Unregistered Securities, page 47

4.   You disclose at the end of this section that each of the disclosed unregistered issuances was exempt from registration under the Securities Act "pursuant to the exemption provided by Section 4(2) and Rule 506 thereunder." We note, however, that your disclosure lists numerous issuances from 2013 through 2015, but you appear to have filed only one Form D, in November 2013. Please advise.

Item 13. Financial Statements and Supplementary Data

ALJ Regional Holdings, Inc. and Subsidiaries Unaudited Pro Forma Condensed Combined Statement of Operations, page P-3

5.   We note your response to comment 19. We continue to believe that the adjustment to remove the historical goodwill impairment is not directly attributable to the acquisition of

Phoenix. In this regard, we note that the impairment did not stem from the acquisition but rather the diminished fair value of the reporting unit. Revise the filing to remove the adjustment from the face of the pro forma statement of operations. Note that we would not object to you providing disclosure in the footnotes to your pro forma statements of operations in lieu of the adjustment.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Advisor, at (202) 551-6515 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information
Technologies and Services

cc: Christopher M. Forrester
        Shearman & Sterling LLP